

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2014

Via E-mail
Mark A. Smith
Chief Executive Officer
Geospatial Corporation
229 Howes Run Road
Sarver, PA 16055

> **Re:** **Geospatial Corporation**
> **Registration Statement on Form S-1**
> **Filed March 26, 2014**
> **File No. 333-194824**

Dear Mr. Smith:

Our preliminary review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. More specifically, we note that the financial statements have not been updated in accordance with Rule 8-08 of Regulation S-X. We will not perform a detailed examination of the registration statement and we will not issue comments because to do so would delay the review of other disclosure documents that do not appear to contain comparable deficiencies.

If you were to request acceleration of the effective date of the registration statement in its present form, we would likely recommend that the Commission deny your request. We suggest that you consider filing a substantive amendment to correct the deficiencies.

Sincerely,

/s/ Era Anagnosti

for Pamela Long
Assistant Director

cc: David J. Lowe, Esq. (Via E-mail)